

Mail Stop 3628

August 11, 2010

Via Facsimile (212.682.0200) and U.S. Mail

Daniel P. Raglan, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017

> **Re:** **Gerdau Ameristeel Corporation**
> **Correspondence submitted on August 9, 2010 regarding**
> **Staff comments to Schedule 13E-3 filed on July 9, 2010**
> **File No. 005-80121**

Dear Mr. Raglan:

We have reviewed the above correspondence providing responses to our comment letter dated August 4, 2010 as well as proposed disclosure to be included in the next amendment to the Corporation's Schedule 13E-3, and we have the following comments. All defined terms used here have the same meaning as in the Management Information Circular dated July 7, 2010 attached as an exhibit to the Schedule 13E-3, unless otherwise indicated.

**Schedule 13E-3**

General

1.  We note your response to prior comment 7. The proposed one paragraph summary of the thirty eight page May 10, 2010 presentation by RBC lacks sufficient detail in order for the Staff to conclude that such presentation has been adequately summarized in accordance with Item 1015(b)(6) of Regulation M-A. Please expand the summary of such presentation.

2.  We note your response to prior comment 8. The proposed definition does not appear to exclude all directors and officers of the Corporation, only those directors and officers who are also directors or officers of Gerdau S.A. or the Acquiror. Please refer to our prior comment 8 and revise accordingly. Alternatively, please explain why the proposed disclosure change is sufficiently specific to satisfy the requirement in Item 1014(a) of Regulation M-A, namely that the filing persons state that they reasonably believe the transaction is fair or unfair to "unaffiliated security holders." Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).

3.      Assuming the Corporation revises the definition of Public Shareholders in accordance with the preceding comment, we reissue prior comment 9 as to RBC's opinion. RBC's opinion addressed fairness as to Minority Shareholders, a definition similar to the original definition of Public Shareholders.

4.      We note your response to prior comment 10. The proposed disclosure of the Special Committee's recommendation and analyses still does not appear to address the factor described in clause (iv) of Instruction 2 to Item 1014 of Regulation M-A or explain in detail why such factor was not deemed material or relevant.

5.      The preceding comment applies to your response to prior comment 11 as well.

6.      We note your response to prior comment 13. Please disclose the Projections, as opposed to the "material aspects of the Projections." Alternatively, please provide the Staff with the entire set of Projections for our review. Please allow sufficient time for Staff review. To facilitate the Staff's review, please consider providing the Staff an explanatory summary that supports the apparent conclusion of the filing persons that the data provided in the proposed disclosure are the only Projections that were relied upon by RBS in preparing its fairness opinion.

7.      In addition, please quantify the assumptions referenced in the proposed disclosure with sufficient detail in order to enable holders to evaluate the merits of such assumptions. Currently, the proposed disclosure only provides brief references to assumptions regarding "gross domestic product," "interest rates in the United States," "global steel production" and "global steel demand," among others.

8.      We note your response to prior comment 3 including the filing persons' proposal to reschedule the special meeting to a date that is four business days after an amendment to the Schedule 13E-3 has been filed. Based on a telephone conversation with Andrew Beck of Torys LLP, counsel to the Corporation, and Perry Hindin on August 10, 2010, it is our understanding that the filing persons intend to disseminate the changes made in such amendment by also filing the amendment on SEDAR, posting the amendment on the Corporation's website and issuing a press release announcing the filings and web page posting. Given our comments above and the extent of the additional disclosure the filing persons have proposed to provide in the next amendment, including without limitation:

- the financial projections provided by Corporation management to RBS for purposes of assisting RBC in preparing the Valuation and Fairness Opinion;
- the summary of RBC's slide presentation to the Special Committee dated May 10, 2010 which will be filed as an exhibit to the amended Schedule 13E-3;
- the additional disclosure responsive to Item 1015 of Regulation M-A and provided in response to prior comments 14 and 15; and
- summary financial information responsive to Item 1010(c) of Regulation M-A,

Daniel P. Raglan, Esq.
Torys LLP
August 11, 2010
Page 3

please advise why you believe that disseminating in this manner and in the proposed four business day time frame (1) complies with Exchange Act Rule 13e-3(f)(1)(iii) and (2) provides investors with sufficient means and time with which to make a reasonably informed investment decision.

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Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions